SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Katherine T. Gates

Senior Vice President, General Counsel and Chief Compliance Officer

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

with a copy to:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002-6760

(713) 758-3747

(713) 615-5794 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Name of Reporting Person Sun Coal & Coke LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%*
14	Type of Reporting Person OO

*	Calculation of percentage is based on a total of 46,220,573 common units outstanding as of April 25, 2017.

1	Name of Reporting Person SunCoke Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%*
14	Type of Reporting Person CO

*	Calculation of percentage is based on a total of 46,220,573 common units outstanding as of April 25, 2017.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) concerning the common units of the SunCoke Energy Partners L.P. (the “Partnership”) originally filed by SunCoke Energy, Inc. (“SXC”) and Sun Coal & Coke LLC (“SC&C” and, together with SXC, the “Reporting Persons”) on February 4, 2013, as amended by Amendment No. 1 to Schedule 13D, filed on March 10, 2016 and by Amendment No. 2 to Schedule 13D, filed on November 7, 2016 (the Original Schedule 13D, as so amended, the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein.

The Reporting Persons are hereby jointly filing this Amendment because, due to certain affiliations and relationships among them, they may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SXC and SC&C have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed to the Original Schedule 13D as Exhibit A.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

(a),(f) This Statement is filed by each of the following persons:

(i)	SunCoke Energy, Inc., a Delaware corporation; and

(ii)	Sun Coal & Coke LLC, a Delaware limited liability company and wholly owned subsidiary of SunCoke Energy, Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

(c) (i)	SXC’s principal business is to hold equity interests in its subsidiaries, which own and operate metallurgical coke making facilities and coal logistics operations; and

(ii)	Sun Coal & Coke’s principal business to own and operate coke making facilities and coal logistics operations through its operating subsidiaries.

(d)-(e)	Neither of the Reporting Persons nor, to the best of each such Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

The final paragraph under Item 3 of the Schedule 13D is hereby amended as follows:

On April 20, 2017, SXC announced the termination of discussions with the GP Conflicts Committee (as defined in Item 4) regarding the Proposal (as defined in Item 4) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference).

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(j)

On October 28, 2016, SXC delivered a proposal (the “Proposal”) to the Board of Directors (the “GP Board”) of SunCoke Energy Partners GP LLC, the general partner of the Partnership, to acquire all of the Partnership’s outstanding common units not already owned by SXC and its affiliates, in exchange for 1.65 shares of SXC’s common stock for each issued and outstanding publicly-held common unit of the Partnership, in a transaction to be structured as a merger of the Partnership with a wholly-owned subsidiary of SXC. The Proposal was subject to the negotiation and execution of a mutually acceptable definitive agreement and approval of such definitive agreement and the transactions contemplated thereunder by SXC’s Board of Directors and the Conflicts Committee of the GP Board (the “GP Conflicts Committee”). The proposed transaction also required approval by a majority of votes cast by SXC’s common stockholders at a meeting, and approval by a majority of the Partnership’s outstanding common units, including the common units held by affiliates of SXC. Through its affiliates, SXC owns approximately 55.0% of the Partnership’s outstanding common units which SXC intended to vote in favor of the proposed transaction. Closing of the proposed transaction also was conditioned upon receipt of customary regulatory approvals.

Upon the completion of the proposed transaction, the Partnership would have become a wholly-owned subsidiary of SXC, and the Partnership’s common units would have ceased to be publicly traded.

On April 20, 2017, SXC announced the termination of discussions with the GP Conflicts Committee regarding the Proposal. The GP Conflicts Committee and its independent advisors reviewed the Proposal and had several discussions with SXC over the previous months regarding the Proposal. At this time, the parties have determined that they will not be able to reach an agreement and therefore have terminated discussions regarding the Proposal. In addition, SXC’s Board of Directors has authorized the purchase by SXC of up to $50 million of common units of the Partnership in open market repurchases.

Each Reporting Person does not intend to update additional disclosures in its Schedule 13D regarding any other plans or proposals by SXC, unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal is filed hereto as Exhibit B and is incorporated by reference into this Item 4.

On April 20, 2017, SXC issued a press release in which SXC announced the termination of discussions regarding the Proposal, which is filed as Exhibit D hereto and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

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Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	The percent of class provided for each Reporting Person below is based on 46,220,573 common units outstanding as of April 25, 2017.

1.	Sun Coal & Coke LLC

a.	Amount beneficially owned: 25,415,696

Percent of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

2.	SunCoke Energy, Inc.

a.	Amount beneficially owned: 25,415,696

Percent of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

(c)	Except as described in this Amendment, the Reporting Persons and their respective executive officers and directors listed on Schedule A hereto have not effected any transactions with respect to common units in the Partnership during the past sixty (60) days.

(d)	Except as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit D is incorporated by reference into this Item 6.

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Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit D: Press Release, dated April 20, 2017

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2017	Name:

SUN COAL & COKE LLC

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

SUNCOKE ENERGY, INC.

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of SunCoke Energy, Inc.

Name(1)	Position	Principal Occupation	Citizenship	Units
Frederick A. Henderson	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of SXC	United States	20,500

Fay West	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of SXC	United States	0

Katherine T. Gates	Senior Vice President, General Counsel and Chief Compliance Officer	Senior Vice President, General Counsel and Chief Compliance Officer of SXC	United States	0

P. Michael Hardesty	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke of SXC	United States	2,431

Allison S. Lausas	Vice President and Controller	Vice President and Controller of SXC	United States	300

Gary P. Yeaw	Senior Vice President, Human Resources	Senior Vice President, Human Resources of SXC	United States	2,500

John W. Rowe	Lead Director	Director of SXC, Northern Trust Corporation and The Allstate Corporation	United States	0

Andrew D. Africk	Director	Founder of Searay Capital LLC	United States	0

Alvin Bledsoe	Director	Director of SXC, Crestwood Equity GP LLC and Crestwood Midstream GP LLC	United States	1,000

Robert J. Darnall	Director	Director of SXC	United States	10,000

Peter B. Hamilton	Director	Director of SXC, Spectra Energy Corp. and Oshkosh Corporation	United States	0

Robert A. Peiser	Director	Director of SXC, Standard Register Company and USA Truck, Inc.	United States	0

James E. Sweetnam	Director	Lecturer at the University of Michigan’s Ross School of Business	United States	16,100

(1)	The business address of each of the directors and executive officers of SXC listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

Directors and Executive Officers of Sun Coal & Coke LLC

Name(1)	Position	Principal Occupation	Citizenship	Units
Dovie D. Majors	President	President of SC&C	United States	0

Fay West	Senior Vice President & Chief Financial Officer and Sole Director	Senior Vice President & Chief Financial Officer of SC&C Sole Director of SC&C	United States	0

P. Michael Hardesty	Senior Vice President	Senior Vice President of SC&C	United States	2,431

Allison S. Lausas	Vice President & Controller	Vice President & Controller of SC&C	United States	300

(1)	The business address of each of the directors and executive officers of SC&C listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

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Exhibit D

Investors and Media:
Kyle Bland: 630-824-1987

SUNCOKE ENERGY PARTNERS, L.P. ANNOUNCES SOLID FIRST QUARTER 2017 RESULTS;

DISCUSSIONS ON PROPOSED SIMPLIFICATION TRANSACTION TERMINATED

•	Net loss attributable to SXCP was $129.3 million in the quarter, reflecting improved operating performance, more than offset by $148.6 million of deferred tax expense related to the change in the Qualifying Income regulations finalized by the Internal Revenue Services (“IRS”)

•	Adjusted EBITDA attributable to SXCP was $50.9 million for the quarter, up $3.6 million versus the prior year period, driving strong Distributable Cash Flow and Distribution Cash Coverage Ratio of $37.1 million and 1.26x, respectively

•	Declared first quarter 2017 distribution of $0.5940 per unit

•	Reaffirm full-year 2017 Adjusted EBITDA attributable to SXCP guidance of $210 million to $220 million

•	Discussions with General Partner SXC regarding the proposed Simplification Transaction were terminated with no agreement reached

Lisle, Ill. (April 20, 2017) - SunCoke Energy Partners, L.P. (NYSE: SXCP) today reported improved operating results for the first quarter 2017 versus the prior year period primarily driven by improved logistics volumes. Also in the quarter, the Partnership recorded $148.6 million of deferred tax expense related to the change in the Qualifying Income regulations finalized by the IRS in January 2017.

“From an operational perspective, we are pleased with our first quarter performance and are well-positioned to deliver upon our financial guidance in 2017,” said Fritz Henderson, Chairman, President and Chief Executive Officer of SunCoke Energy Partners, L.P. “Our first quarter results reflect the impact from the finalized IRS Qualifying Income regulations, and we will be working to formulate a strategy to transition to a taxpaying entity over time.”

The Partnership also announced the termination of discussions with its sponsor, SunCoke Energy, Inc., regarding the proposed Simplification Transaction, which SXC announced on October 31, 2016. The Conflicts Committee and its independent advisors reviewed the proposal and had several discussions with SXC over the last few months regarding the potential transaction. At this time, the parties have determined that they will not be able to reach an agreement and have therefore terminated discussions regarding the Simplification Transaction.

“While both SXC and the Conflicts Committee see benefits of a simplified structure, the parties were unable to agree on a value, through the exchange ratio, for the unaffiliated LP units,” said Henderson. “Going forward, we remain well-positioned to leverage SXCP’s strong competitive advantages in cokemaking and logistics to capitalize on the continued improvement in the steel and coal markets.”

FIRST QUARTER RESULTS

	Three Months Ended March 31,
(Dollars in millions)	2017	2016	Increase/ (Decrease)
Revenues	$195.6	$194.5	$1.1
Adjusted EBITDA(1)	$51.7	$48.2	$3.5
Net income attributable to SXCP	$(129.3)	$39.8	$(169.1)

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.

Revenues in first quarter 2017 increased $1.1 million from the same prior year period, driven by higher sales volumes in our Coal Logistics segment, mostly offset by lower volumes in our Domestic Coke segment for which the Partnership received make-whole payments from its customer.

Adjusted EBITDA in the quarter increased $3.5 million primarily due to the impact of higher volumes in our Coal Logistics segment, partially offset by unfavorable coal cost recovery and Middletown’s return to a normalized run-rate performance in our Domestic Coke segment.

Net loss attributable to SXCP in the first quarter 2017 was $129.3 million, reflecting the improved operating performance described above, was more than offset by $148.6 million of deferred income tax expense described below as well as the absence of $20.4 million of debt extinguishment gains recorded in the prior year period.

In January 2017, the Internal Revenue Service (“IRS”) announced its decision to exclude cokemaking as a qualifying income generating activity in its final regulations (the “Final Regulations”) issued under section 7704(d)(1)(E) of the Internal Revenue Code relating to the qualifying income exception for publicly traded partnerships. However, the Final Regulations include a 10-year transition period for activities that were reasonably interpreted to be qualifying income and carried on by publicly traded partnerships prior to the Final Regulations. The Partnership previously received a will-level opinion from its counsel, Vinson & Elkins LLP, that the Partnership’s cokemaking operations generated qualifying income prior to the Final Regulations. Therefore, the Partnership believes it had a reasonable basis to conclude its cokemaking operations were considered qualifying income before the issuance of the new regulations and as such expects to maintain its treatment as a partnership through the 10-year transition period. After the 10-year transition period, cokemaking entities in the Partnership will become taxable as corporations.

As a result of the Final Regulations, the Partnership recorded deferred income tax expense of $148.6 million during the three months ended March 31, 2017, primarily related to differences in the book and tax basis of fixed assets, which are expected to exist at the end of the 10-year transition period when the cokemaking operations become taxable. A portion of this deferred tax liability, $3.0 million, was attributable to SunCoke’s retained ownership interest in the cokemaking facilities and, therefore, was also reflected as a reduction in noncontrolling interest during the three months ended March 31, 2017.

FIRST QUARTER SEGMENT INFORMATION

Domestic Coke

Domestic Coke consists of cokemaking facilities and heat recovery operations at our Haverhill, Middletown and Granite City cokemaking facilities, located in Franklin Furnace and Middletown, Ohio, and Granite City, Illinois, respectively.

	Three Months Ended March 31,
(Dollars in millions, except per ton amounts)	2017	2016	Increase/ (Decrease)
Revenues	$173.2	$178.9	$(5.7)
Adjusted EBITDA(1)	$42.5	$46.3	$(3.8)
Sales Volume (thousands of tons)	564	581	(17)
Adjusted EBITDA per ton(2)	$75.35	$79.69	$(4.34)

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.

•	Revenues decreased $5.7 million, reflecting a decrease in sales volume of 17 thousand tons, driven by lower sales to AK Steel at Haverhill, for which AK Steel made make-whole payments, as well as unfavorable coal cost recovery.

•	Adjusted EBITDA decreased $3.8 million, driven by unfavorable coal cost recovery and Middletown’s return to a normalized run-rate performance after a record performance in 2016.

Coal Logistics

Coal Logistics consists of the coal handling and mixing services operated by SXCP at Convent Marine Terminal (“CMT”) located on the Mississippi river in Louisiana, Lake Terminal in East Chicago, Indiana and Kanawha River Terminals, LLC (“KRT”), which has terminals along the Ohio and Kanawha rivers in West Virginia.

	Three Months Ended March 31,
(Dollars in millions, except per ton amounts)	2017	2016	Increase/ (Decrease)
Revenues	$22.4	$15.6	$6.8
Intersegment sales	$1.8	$1.5	$0.3
Adjusted EBITDA(1)	$13.0	$5.9	$7.1
Tons handled (thousands of tons)(2)	5,449	4,035	1,414
CMT take-or-pay shortfall tons (thousands of tons)(3)	544	1,638	(1,094)

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects inbound tons handled during the period.
(3)	Reflects tons billed under take-or-pay contracts where services have not yet been performed.

•	Revenues and Adjusted EBITDA were up $6.8 million and $7.1 million, respectively, driven by higher sales volumes at our CMT and KRT terminals in the current year period.

Corporate and Other

Corporate and other expenses of $3.8 million in first quarter 2017 were consistent with the prior year period.

RELATED COMMUNICATIONS

We will host our quarterly earnings call at 10:00 a.m. Eastern Time (9:00 a.m. Central Time) today. The conference call will be webcast live and archived for replay in the Investors section of www.suncoke.com. Investors may participate in this call by dialing 1-866-393-4306 in the U.S. or 1-617-826-1698 if outside the U.S., confirmation code 3359512.

SUNCOKE ENERGY PARTNERS, L.P.

SunCoke Energy Partners, L.P. (NYSE: SXCP) is a publicly traded master limited partnership that manufactures high-quality coke used in the blast furnace production of steel and provides export and domestic coal handling services to the coke, coal, steel and power industries. In our cokemaking business, we utilize an innovative heat-recovery technology that captures excess heat for steam or electrical power generation and have long-term, take-or-pay coke contracts that pass through commodity and certain operating costs. Our coal handling terminals have the collective capacity to blend and transload more than 35 million tons of coal each year and are strategically located to reach Gulf Coast, East Coast, Great Lakes and international ports. SXCP’s General Partner is a wholly owned subsidiary of SunCoke Energy, Inc. (NYSE: SXC), which has more than 50 years of cokemaking experience serving the integrated steel industry. To learn more about SunCoke Energy Partners, L.P., visit our website at www.suncoke.com.

DEFINITIONS

•	Adjusted EBITDA represents earnings before interest, (gain) loss on extinguishment of debt, taxes, depreciation and amortization, adjusted for Coal Logistics changes to our contingent consideration liability related to our acquisition of CMT and the expiration of certain acquired contractual obligations. Adjusted EBITDA does not represent and should not be considered an alternative to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance and liquidity of the Partnership’s net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP.

•	Adjusted EBITDA attributable to SXCP equals Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests.

•	Distributable Cash Flow equals Adjusted EBITDA plus sponsor support and Coal Logistics deferred revenue; less net cash paid for interest expense, ongoing capital expenditures, accruals for replacement capital expenditures and cash distributions to noncontrolling interests; plus amounts received under the Omnibus Agreement and acquisition expenses deemed to be Expansion Capital under our Partnership Agreement. Distributable Cash Flow is a non-GAAP supplemental financial measure that management and external users of SXCP’s financial statements, such as industry analysts, investors, lenders and rating agencies use to assess:

•	SXCP’s operating performance as compared to other publicly traded partnerships, without regard to historical cost basis;

•	the ability of SXCP’s assets to generate sufficient cash flow to make distributions to SXCP’s unitholders;

•	SXCP’s ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that Distributable Cash Flow provides useful information to investors in assessing SXCP’s financial condition and results of operations. Distributable Cash Flow should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable Cash Flow has important limitations as an analytical tool because it excludes some, but not all, items that affect net income and net cash provided by operating activities and used in investing activities. Additionally, because Distributable Cash Flow may be defined differently by other companies in the industry, our definition of Distributable Cash Flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

•	Ongoing capital expenditures (“capex”) are capital expenditures made to maintain the existing operating capacity of our assets and/or to extend their useful lives. Ongoing capex also includes new equipment that improves the efficiency, reliability or effectiveness of existing assets. Ongoing capex does not include normal repairs and maintenance, which are expensed as incurred, or significant capital expenditures. For purposes of calculating distributable cash flow, the portion of ongoing capex attributable to SXCP is used and includes capital expenditures included in working capital at the end of the period.

•	Replacement capital expenditures (“capex”) represents an annual accrual necessary to fund SXCP’s share of the estimated costs to replace or rebuild our facilities at the end of their working lives. This accrual is estimated based on the average quarterly anticipated replacement capital that we expect to incur over the long term to replace our major capital assets at the end of their working lives. The replacement capex accrual estimate will be subject to review and prospective change by SXCP’s general partner at least annually and whenever an event occurs that causes a material adjustment of replacement capex, provided such change is approved by our conflicts committee.

•	Simplification Transaction SunCoke’s proposal, made on October 31, 2016, to acquire all of the Partnership’s common units not already owned by SunCoke.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this press release constitute “forward-looking statements.” Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXCP) that could cause actual results to differ materially.

Such risks and uncertainties include, but are not limited to, domestic and international economic, political, business, operational, competitive, regulatory, and/or market factors affecting SXCP, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXCP; and changes in tax, environmental and other laws and regulations applicable to SXCP’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXCP management, and upon assumptions by SXCP concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. SXCP does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this press release except as required by applicable law.

SXCP has included in its filings with the Securities and Exchange Commission cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXCP. For information concerning these factors, see SXCP’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXCP’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.

SunCoke Energy Partners, L.P.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended March 31,
	2017	2016
	(Dollars and units in millions, except per unit amounts)
Revenues
Sales and other operating revenue	$195.6	$194.5

Costs and operating expenses
Cost of products sold and operating expenses	135.4	134.2
Selling, general and administrative expenses	8.5	8.4
Depreciation and amortization expense	21.6	18.7

Total costs and operating expenses	165.5	161.3

Operating income	30.1	33.2
Interest expense, net	12.6	12.5
Gain on extinguishment of debt	—	(20.4)

Income before income tax expense	17.5	41.1
Income tax expense	149.2	0.6

Net (loss) income	(131.7)	40.5
Less: Net (loss) income attributable to noncontrolling interests	(2.4)	0.7

Net (loss) income attributable to SunCoke Energy Partners, L.P.	$(129.3)	$39.8

General partner’s interest in net (loss) income	$(1.3)	$10.1
Limited partners’ interest in net (loss) income	$(128.0)	$29.7
Net (loss) income per common unit (basic and diluted)	$(2.77)	$0.64
Weighted average common units outstanding (basic and diluted)	46.2	46.2

SunCoke Energy Partners, L.P.

Consolidated Balance Sheets

	March 31, 2017	December 31, 2016
	(Unaudited)
	(Dollars in millions)
Assets
Cash and cash equivalents	$46.2	$41.8
Receivables	40.1	39.7
Inventories	78.3	66.9
Other current assets	4.2	1.6

Total current assets	168.8	150.0

Properties, plants and equipment (net of accumulated depreciation of $371.4 million and $352.6 million at March 31, 2017 and December 31, 2016, respectively)	1,281.8	1,294.9
Goodwill	73.5	73.5
Other intangible assets, net	174.1	176.7
Deferred charges and other assets	0.8	0.9

Total assets	$1,699.0	$1,696.0

Liabilities and Equity
Accounts payable	$67.9	$47.0
Accrued liabilities	11.1	11.7
Deferred revenue	5.6	2.5
Current portion of long-term debt and financing obligation	6.1	4.9
Interest payable	6.2	14.7
Payable to affiliate, net	6.0	4.7

Total current liabilities	102.9	85.5

Long-term debt and financing obligation	803.7	805.7
Deferred income taxes	187.1	37.9
Other deferred credits and liabilities	13.2	13.2

Total liabilities	1,106.9	942.3

Equity
Held by public:
Common units (issued 20,804,877 and 20,800,181 units at March 31, 2017 and December 31, 2016, respectively)	227.0	296.9
Held by parent:
Common units (issued 25,415,696 units at March 31, 2017 and December 31, 2016)	324.8	410.3
General partner interest	28.8	32.1

Partners’ capital attributable to SunCoke Energy Partners, L.P.	580.6	739.3
Noncontrolling interest	11.5	14.4

Total equity	592.1	753.7

Total liabilities and equity	$1,699.0	$1,696.0

SunCoke Energy Partners, L.P.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2017	2016
	(Dollars in millions)
Cash Flows from Operating Activities:
Net (loss) income	$(131.7)	$40.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	21.6	18.7
Deferred income tax expense	149.2	0.3
Gain on extinguishment of debt	—	(20.4)
Changes in working capital pertaining to operating activities:
Receivables	(0.4)	(4.9)
Payables to affiliate, net	1.3	2.2
Inventories	(11.4)	3.8
Accounts payable	19.3	7.6
Accrued liabilities	(0.6)	(0.3)
Deferred revenue	3.1	9.2
Interest payable	(8.5)	(10.9)
Other	(2.5)	(5.4)

Net cash provided by operating activities	39.4	40.4

Cash Flows from Investing Activities:
Capital expenditures	(4.2)	(8.0)
Decrease in restricted cash	0.1	7.4
Other investing activities	—	0.6

Net cash used in investing activities	(4.1)	—

Cash Flows from Financing Activities:
Repayment of long-term debt	(0.3)	(32.9)
Repayment of financing obligation	(0.6)	—
Proceeds from revolving credit facility	10.0	20.0
Repayment of revolving credit facility	(10.0)	(20.0)
Distributions to unitholders (public and parent)	(29.5)	(29.5)
Distributions to noncontrolling interest (SunCoke Energy, Inc.)	(0.5)	(1.3)
Capital contributions from SunCoke	—	8.4

Net cash used in financing activities	(30.9)	(55.3)

Net increase (decrease) in cash and cash equivalents	4.4	(14.9)
Cash and cash equivalents at beginning of period	41.8	48.6

Cash and cash equivalents at end of period	$46.2	$33.7

Supplemental Disclosure of Cash Flow Information
Interest paid	$20.9	$24.3

SunCoke Energy Partners, L.P.

Segment Operating Data

The following tables set forth financial and operating data for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
	(Dollars in millions)
Sales and other operating revenues:
Domestic Coke	$173.2	$178.9
Coal Logistics	22.4	15.6
Coal Logistics intersegment sales	1.8	1.5
Elimination of intersegment sales	(1.8)	(1.5)

Total	$195.6	$194.5

Adjusted EBITDA(1):
Domestic Coke	$42.5	$46.3
Coal Logistics	13.0	5.9
Corporate and Other	(3.8)	(4.0)

Total	$51.7	$48.2

Coke Operating Data:
Domestic Coke capacity utilization (%)	100	101
Domestic Coke production volumes (thousands of tons)	567	576
Domestic Coke sales volumes (thousands of tons)	564	581
Domestic Coke Adjusted EBITDA per ton(2)	$75.35	$79.69
Coal Logistics Operating Data:
Tons handled (thousands of tons)(3)	5,449	4,035
CMT take-or-pay shortfall tons (thousands of tons)(4)	544	1,638

(1)	See definition of Adjusted EBITDA and reconciliation elsewhere in this release.
(2)	Reflects Domestic Coke Adjusted EBITDA divided by Domestic Coke sales volumes.
(3)	Reflects inbound tons handled during the period.
(4)	Reflects tons billed under take-or-pay contracts where services have not yet been performed.

SunCoke Energy Partners, L.P.

Reconciliations of Non-GAAP Information

Adjusted EBITDA to Net (Loss) Income and Net Cash Provided by Operating Activities

	Three Months Ended March 31,
	2017	2016(1)
	(Dollars in millions)
Net cash provided by operating activities	$39.4	$40.4
Subtract:
Depreciation and amortization expense	21.6	18.7
Gain on extinguishment of debt	—	(20.4)
Deferred income tax expense	149.2	0.3
Changes in working capital and other	0.3	1.3

Net (loss) income	$(131.7)	$40.5

Add:
Depreciation and amortization expense	$21.6	$18.7
Interest expense, net	12.6	12.5
Gain on extinguishment of debt	—	(20.4)
Income tax expense, net	149.2	0.6
Contingent consideration adjustments(2)	—	(3.7)

Adjusted EBITDA	$51.7	$48.2

Subtract:
Adjusted EBITDA attributable to noncontrolling interest (3)	0.8	0.9

Adjusted EBITDA attributable to SunCoke Energy Partners, L.P.	$50.9	$47.3

(1)	In response to the SEC’s May 2016 update to its guidance on the appropriate use of non-GAAP financial measures, Adjusted EBITDA no longer includes Coal Logistics deferred revenue until it is recognized as GAAP revenue. As such, Adjusted EBITDA for the three months ended March 31, 2016 has been recast from previously reported results to exclude coal logistics deferred revenue.
(2)	The Partnership amended its contingent consideration terms with The Cline Group during the first quarter of 2016. These amendments resulted in a gain of $3.7 million recorded during the three months ended March 31, 2016, which was excluded from Adjusted EBITDA.
(3)	Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest’s share of interest, taxes, income, and depreciation and amortization.

SunCoke Energy Partners, L.P.

Reconciliations of Non-GAAP Information

Reconciliation of Adjusted EBITDA and

Distributable Cash Flow to Net Loss

Three Months Ended March 31, 2017
(Dollars in millions)
Net cash provided by operating activities	$39.4
Less:
Depreciation and amortization expense	21.6
Deferred income tax expense	149.2
Changes in working capital and other	0.3

Net loss	$(131.7)

Add:
Depreciation and amortization expense	21.6
Interest expense, net	12.6
Income tax expense	149.2

Adjusted EBITDA	$51.7

Less:
Adjusted EBITDA attributable to noncontrolling interest(1)	0.8

Adjusted EBITDA attributable to SXCP	$50.9

Plus:
Coal Logistics deferred revenue(2)	3.2

Less:
Ongoing capex	2.7
Replacement capex accrual	1.9
Cash interest accrual	11.8
Cash tax accrual(3)	0.6

Distributable cash flow	$37.1

Quarterly Cash Distribution	$29.5
Distribution Coverage Ratio(4)	1.26

(1)	Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest’s share of interest, taxes, income, and depreciation and amortization.
(2)	Coal Logistics deferred revenue adjusts for coal and liquid tons the Partnership did not handle, but are included in Distributable Cash Flow as the associated take-or-pay fees are billed to the customer. Deferred revenue on take-or-pay contracts is recognized into GAAP income annually based on the terms of the contract, at which time it will be excluded from Distributable Cash Flow.
(3)	Cash tax impact from the operations of Gateway Cogeneration Company LLC, which is an entity subject to income taxes for federal and state purposes at the corporate level.
(4)	Distribution cash coverage ratio is distributable cash flow divided by total estimated distributions to the limited and general partners.

SunCoke Energy Partners, L.P.

Reconciliations of Non-GAAP Information

Estimated 2017 Consolidated Adjusted EBITDA to Estimated Net Loss

and Net Cash Provided by Operating Activities

	2017
	Low	High
Net Cash Provided by Operating Activities	$142	$162
Subtract:
Depreciation and amortization expense	86	86
Deferred income tax expense	149	149
Changes in working capital and other	(17)	(11)

Net loss	$(76)	$(62)

Add:
Depreciation and amortization expense	86	86
Interest expense, net	52	48
Income tax expense	151	151

Adjusted EBITDA	$213	$223

Subtract: Adjusted EBITDA attributable to noncontrolling interest(1)	3	3

Adjusted EBITDA attributable to SunCoke Energy Partners, L.P.	$210	$220

Add:
Corporate cost holiday / deferral(2)	(8)	(8)
Subtract:
Ongoing capex (SXCP share)	17	17
Replacement capex accrual	8	8
Cash interest accrual	48	48
Cash tax accrual(3)	3	3

Estimated distributable cash flow	$126	$136

(1)	Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest’s share of interest, taxes, income, and depreciation and amortization.
(2)	Represents repayment of SXC corporate cost/IDR deferral from Q2 2016.
(3)	Cash tax impact from the operations of Gateway Cogeneration Company LLC, which is an entity subject to income taxes for federal and state purposes at the corporate level.